Exhibit 16.1

Securities and Exchange Commission

Washington, DC 20549

May 26, 2005

Ladies and Gentlemen:

We were previously principal accountants for Urban Outfitters, Inc. and, under the date of April 18, 2005, we reported on the consolidated financial statements of Urban Outfitters, Inc. as of and for the years ended January 31, 2005 and 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of January 31, 2005 and the effectiveness of internal control over financial reporting as of January 31, 2005. On May 20, 2005, we resigned. We have read Urban Outfitters, Inc.’s statements included under Item 4.01 of its Form 8-K dated May 20, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the statements made in the first paragraph and the statement made in the second sentence of the second paragraph.

Very truly yours,

/s/ KPMG LLP